 Exhibit 99.1

Borqs Technologies Begins Delivery of Cellular CTA-2045 Products

to SkyCentrics for use by Utility Companies for Smart City Deployment

Santa Clara, California, June 22, 2021 – Borqs Technologies, Inc. (Nasdaq: BRQS), (the “Company”, or “Borqs”), a global leader in embedded software and products for the Internet of Things (IoT) industry, today announced that it has started the delivery of cellular CTA-2045 EcoPort products to SkyCentrics. These units are being used by utility companies in grid interactive water heater programs in the states of Colorado and California. Michigan is following suit and recently announced request for quotations to acquire similar products.

Previously in October 2020, Borqs Technologies announced that it had partnered with SkyCentrics, a Silicon Valley company that is the leader in machine learning and artificial intelligence for open standard power grid optimization in the U.S., focusing on energy efficiency, carbon optimization and air quality, for the manufacture and delivery of cellular CTA-2045 EcoPort technology-based products.

Mobile connected CTA-2045 EcoPort devices will play an important role in smart cities. A smart city uses various types of electronic methods and sensors to collect data to gain insights in the management and operation of grid loads in order to improve efficiency and effectiveness. As a start in the development of a smart city, mobile connected CTA-2045 devices are chosen by utility companies across the U.S. as the platform for smart controlling of water heaters. Currently, all water heaters are ‘dumb,’ controlled by a thermostat and randomly going on and off. Smart and connected CTA-2045 controls can optimize the on/off schedule based on each household’s usage pattern, grid prices and carbon emissions. It is estimated that the energy savings as well as carbon emission reduction by CTA-2045 controlled residential water heaters can produce staggering results, with each one million CTA-2045 equipped water heaters equating to the removal of 100,000 gasoline powered cars from the highways.

Early adoption of CTA-2045 EcoPort enabled water heaters has been underway in low-income multi-family solar and storage communities in Hawaii. Commercial and residential markets in buildings and power grid optimization can reach $154 billion by the year 2026, according to Verified Market Research in their study “Global Building Automation System Market Size By Technology, By System, By Application, By Geographic Scope And Forecast (Aug 2020).

SkyCentrics is working with major commercial building industrial equipment manufacturers to provide them retrofit kits that will enable their embedded base of existing equipment to be retrofit to have a CTA-2045 EcoPort which will provide an inexpensive way to create the Grid Interactive Efficient Buildings (GEBs) that were recently promoted by the Biden administration quoting the “National Roadmap for Grid Interactive Efficient Buildings” report by The Lawrence Berkeley National Lab and The Brattle Group.

About SkyCentrics, Inc.

SkyCentrics is the leader in machine learning, artificial intelligence and CTA-2045 EcoPort connectivity to appliances and large electrical equipment providing building and grid optimization. The company provides grid optimization and Demand Response (DR) services to utilities throughout the United States, as well as enabling other Demand Response providers and aggregators to connect to CTA-2045 enabled equipment through its OpenADR 2.0b cloud, REST API, and Volttron open source building management system. SkyCentrics also assists major OEMs in enabling their products to include a CTA-2045 port, increasing the appliances and equipment that can be orchestrated to save energy, provide run time analytics and optimize the grid. Building and home owners get web, mobile and voice controlled apps to monitor and schedule their electric loads, while utilities and aggregators are enabled to orchestrate millions of loads to support the grid’s integration of renewables and mitigation of carbon emissions.

About Borqs Technologies, Inc.

Borqs is a global leader in IoT platform and Solutions providing customizable, differentiated and scalable Android-based smart connected devices and cloud service solutions. Borqs has achieved leadership and customer recognition as an innovative end-to-end IoT solutions provider, leveraging its unique strategic chipset partner relationships as well as its broad software and IP portfolio. Borqs’ unique strengths include its Android and Android Wear Licenses which enabled the Company to develop a software IP library covering chipset software, Android enhancements, domain specific usage and system performance optimization, suitable for large and low volume customized products. The Company is also currently in development of 5G products for phones and hotspots.

Forward-Looking Statements and Additional Information

This press release includes “forward-looking statements” that involve risks and uncertainties that could cause actual results to differ materially from what is expected. Words such as “expects”, “believes”, “anticipates”, “intends”, “estimates”, “predicts”, “seeks”, “may”, “might”, “plan”, “possible”, “should” and variations and similar words and expressions are intended to identify such forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Such forward-looking statements relate to future events or future results, based on currently available information and reflect our management’s current beliefs. Many factors could cause actual events or results to differ materially from the events and results discussed in the forward-looking statements, including the possibility that the Company will not complete the business activities as described or reach the volume as expected, and the negative impact of the coronavirus on the Company’s supply chain, revenues and overall results of operations, so the reader is advised to refer to the Risk Factors sections of the Company’s filings with the Securities and Exchange Commission for additional information identifying important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements. Except as expressly required by applicable securities law, the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact:

Sandra Dou
Vice President of Corporate Finance
Borqs Technologies, Inc.
sandra.dou@borqs.net
www.borqs.com